July 16, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:  Mr. John L. Krug

Re:	Progenics Pharmaceuticals, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 15, 20010

File No. 000-23143

Dear Mr. Krug:

On behalf of our client, Progenics Pharmaceuticals, Inc. (the “Company”), we are writing to advise you that the Company has received your letter, dated July 8, 2010, directed to the attention of Dr. Paul J. Maddon, M.D., Ph.D., Chief Executive Officer of the Company.  Pursuant to the letter, the Staff has requested additional information in connection with the above-referenced filing and that such information be provided within 10 business days from the date of the letter.  The Company hereby respectfully requests that the Staff grant an extension of an additional 10 business days to provide a response.  This extension will permit the Company to fully and properly respond to the points raised in your letter.

Please do not hesitate to contact me at (212) 259-6575 to discuss this matter or if you require additional information.

Sincerely,

/s/ Donald J. Murray

Donald J. Murray
Dewey & LeBoeuf LLP

cc:	Dr. Paul J. Maddon, Progenics Pharmaceuticals, Inc.
Mark R. Baker, Progenics Pharmaceuticals, Inc.
David E. Martin, Progenics Pharmaceuticals, Inc.

NY3 3059895.1